EXHIBIT 99.1

NEWS RELEASE
For Further Information Contact: Nymox Pharmaceutical Corporation 1-800-93NYMOX www.nymox.com

For Immediate Release:

Nymox Announces Submission of New Marketing Authorization Application Submission for NYMOZARFEX (TM) for BPH

IRVINE, CA (September 25, 2023) Nymox Pharmaceutical Corporation [OTC Markets – NYMXF] (the “Company”) is pleased to announce today that a new formal submission has been made by the Company in the U.K. for Nymozarfex (TM) for the treatment of benign prostatic hyperplasia (BPH). The Marketing Authorization Application (MAA) was submitted to the U.K. Medicines & Healthcare products Regulatory Agency (MHRA). The new submission includes England, Wales, Scotland and Northern Ireland.

The Company will provide further information, including with respect to other submissions for Nymozarfex (TM), when the information becomes available.

Paul Averback MD, CEO of Nymox said, "We thank our team members and many very important expert collaborators for their efforts and perseverance involved in the ongoing process. This product is a major innovation and there is a great need for men throughout the world to have access to this technology, which is unique. We will continue to provide updates and all relevant communications whenever appropriate. The Company is very grateful for the solid support of our valued stakeholders."

About NYMOX

Nymox is in the process of submitting applications for the approval to market the Company's first in class drug NYMOZARFEX (TM) to treat the symptoms of benign prostatic hyperplasia (BPH). BPH is one of the most common conditions affecting middle aged and elderly men throughout the world. BPH can be devastating to men who suffer from the condition. Current treatments are associated with numerous intolerable side effects including sexual problems, such as impotence and retrograde ejaculation. Medications for BPH have been associated with prostate cancer, depression, gynecomastia and other adverse effects. The majority of men stop taking the available medications due to these and other problems. Surgery is often needed for advanced BPH. Surgery is usually effective but it is not without risks, the discomforts of surgery, and BPH surgery has side effects such as permanent retrograde ejaculation for many patients.

Nymox recently reported 10-year follow-up new data on all available patients from its U.S. clinical trial of NYMOZARFEX (TM) for the treatment of low grade localized prostate cancer. The available long-term data newly assessed, confirmed that all available data shows that the NYMOZARFEX (TM) treatment had important and statistically significant benefit for reducing the long-term progression of these prostate cancers.

About NYMOZARFEX (TM) (Fexapotide)

NYMOZARFEX (TM) is given in an in-office procedure that is administered in a few minutes without need of anesthesia or analgesia. The drug has been tested in clinical trials involving overall more than 1750 patients with over 1600 injections administered including over 1200 NYMOZARFEX (TM) administrations. NYMOZARFEX (TM) has led to significant long-term improvements and has shown an excellent safety profile without the side effects normally associated with existing BPH treatments.

For more information please contact info@nymox.com or 800-936-9669.

Forward Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the need for new options to treat BPH and prostate cancer, the potential of Fexapotide to treat BPH and prostate cancer and the estimated timing of further developments for Fexapotide. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development program, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, the timing of Nymox's regulatory filings, Nymox's substantial dependence on Fexapotide, Nymox's commercialization plans and efforts and other matters that could affect the availability or commercial potential of Fexapotide. Nymox undertakes no obligation to update or revise any forward looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2022, and its Quarterly Reports.